Exhibit 99.2

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE PROSPECTUS OF THE COMPANY, DATED [ ], 2021 (THE “PROSPECTUS”), AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM GEORGESON LLC, THE INFORMATION AGENT, BY CALLING 800-903-2897 (TOLL FREE IN THE U.S. AND CANADA) OR +1 781-575-2137 (FOR CALLS OUTSIDE THE U.S. AND CANADA).

INSTRUCTIONS AS TO USE OF

RIGHTS CERTIFICATES

CONSULT GEORGESON LLC, THE INFORMATION AGENT, OR

YOUR BANK OR BROKER AS TO ANY QUESTIONS

The following instructions relate to the distribution (the “Rights Offering”) of non-transferable subscription rights (the “subscription rights”) by Blue Apron Holdings, Inc., a company incorporated under the laws of Delaware (“we,” “us,” “our” or the “Company”), at no charge to the holders of record as of 5:00 p.m., New York City time, on [•], 2021 (the “record date”) of (a) our outstanding shares of Class A common stock, par value $0.0001 per share and (b) certain outstanding warrants to purchase shares of our Class A common stock held by our lenders (“Lender Warrants”), which are entitled to participate alongside our holders of common stock in this offering (the securities in clauses (a) and (b), collectively, the “Eligible Securities” and the holders of the Eligible Securities, collectively, the “Eligible Securityholders”).

Each subscription right entitles an Eligible Securityholder to purchase one (1) Unit consisting of (i) the Applicable Fraction of one share of Class A common stock, (ii) one warrant to purchase the Applicable Fraction of 0.8 of one share of Class A common stock at an exercise price of $15.00 per share, (iii) one warrant to purchase the Applicable Fraction of 0.4 of one share of Class A common stock at an exercise price of $18.00 per share, and (iv) one warrant to purchase the Applicable Fraction of 0.2 of one share of Class A common stock at an exercise price of $20.00 per share. If all Eligible Securityholders exercise their subscription rights in full, we would issue in connection with the Rights Offering, in the aggregate, a maximum of 4,500,000 shares of Class A common stock and Rights Offering Warrants to purchase an additional 6,300,000 shares of Class A common stock. The Applicable Fraction is equal to [•], which was calculated by dividing (a) $45.0 million by (b) the product of (i) the effective purchase price for one share of Class A common stock and associated warrants of $10.00 and (ii) [•], the number of shares of Class A common stock held (or issuable upon exercise of the Lender Warrants) by the Eligible Securityholders as of the record date. The cash exercise price of each subscription right is $[•] which equals $10.00 for one share of Class A common stock and associated warrants multiplied by the Applicable Fraction. The subscription rights and Units are described in the Prospectus.

If you send a payment that is insufficient to purchase the number of Units you requested, or if the number of Units you requested is not specified in the forms, but, in each case, which satisfies the minimum subscription amount, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received. If the payment exceeds the Subscription Price for the full exercise of your subscription rights, or if you subscribe for more Units than you are eligible to purchase, then the excess will be returned to you as soon as practicable, without interest or penalty. If you send a payment that is insufficient to exercise the minimum subscription amount or are otherwise ineligible to exercise subscription rights, your subscription rights will not be exercised and your entire payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or penalty, following 5:00pm Eastern time on [•], 2021, unless we extend such period (the “Expiration Time”). You will not receive interest on any payments refunded to you under the Rights Offering. We reserve the right to reject any or all subscriptions not properly or timely submitted or completed or the acceptance of which would, in the opinion of our counsel, be unlawful. If you elect to exercise any subscription rights and timely submit all required documents and payment prior to the Expiration Time, your subscription rights will be considered exercised at the Expiration Time.

Subject to satisfying the minimum subscription amount, you may exercise all or a portion of your subscription rights for whole Units or you may choose not to exercise any of your subscription rights at all.

The subscription rights may be exercised at any time during the Subscription Period, which will commence on [ ], 2021, and will expire at 5:00 p.m., Eastern time, on [ ], 2021, unless we extend such period. We do not currently intend to extend the Subscription Period. If you elect to exercise any subscription rights, Computershare Trust Company, N.A. (the “Subscription Agent”), must receive all required documents and payments from you at or prior to the Expiration Time. If you elect to exercise any subscription rights and timely submit all required documents and payment prior to the Expiration Time, your subscription rights will be considered exercised at the Expiration Time.

You must properly complete the enclosed Rights Certificate and deliver it, along with payment of the Subscription Price in full (without any deductions for wire transfer fees, bank charges or similar fees) on or prior to the expiration of the Subscription Period. If you send your Rights Certificate and Subscription Price payment by mail, we recommend that you use insured, registered mail, postage prepaid, return-receipt requested. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO BLUE APRON HOLDINGS, INC.

We are not making the Rights Offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any Units from subscription right holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the subscription rights. We may decline to make modifications to the terms of the Rights Offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the subscription rights, you will not be able to participate in the Rights Offering.

Please see the discussion of risk factors related to the Rights Offering under the heading “Risk Factors—Risks Related to this Capital Raise,” in the Prospectus.

If you have any questions concerning the Rights Offering, please call the Information Agent for the Rights Offering, Georgeson LLC, at 800-903-2897 (toll free in the U.S. and Canada) or +1 781-575-2137 (for calls outside the U.S. and Canada).

YOUR COMPLETED RIGHTS CERTIFICATE AND PAYMENT IN FULL OF THE SUBSCRIPTION PRICE FOR EACH RIGHT THAT IS EXERCISED MUST BE RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE THE EXPIRATION OF THE SUBSCRIPTION PERIOD. ONCE YOU HAVE EXERCISED YOUR SUBSCRIPTION RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED, CANCELED OR CHANGED, EVEN IF YOU SUBSEQUENTLY LEARN INFORMATION ABOUT THE COMPANY OR ITS BUSINESS, FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS THAT IS MATERIAL OR ADVERSE OR THAT YOU OTHERWISE CONSIDER TO BE UNFAVORABLE. SUBSCRIPTION RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION OF THE SUBSCRIPTION PERIOD WILL EXPIRE WITHOUT VALUE.

1.	Method of Subscription—Exercise of Subscription Rights.

To exercise your subscription rights, complete your Rights Certificate and deliver it, along with payment of the Subscription Price in full (without any deductions for wire transfer fees, bank charges or similar fees) to the Subscription Agent, on or prior to the expiration of the Subscription Period. Payment of the aggregate Subscription Price will be held in a segregated account maintained by the Subscription Agent. All payments must be made in United States dollars by personal check drawn against a U.S. bank, as further described in the Prospectus and on your Rights Certificate, and sent, for personal checks, to the applicable address below:

By Overnight Courier:	By First Class Mail:

Computershare C/O Voluntary Corporate Actions/Blue Apron 150 Royall Street, Suite V Canton, MA 02021	Computershare C/O Voluntary Corporate Actions/Blue Apron P.O. Box 43011 Providence, RI 02940-3011

DELIVERY TO AN ADDRESS OR BY A METHOD OTHER THAN THOSE ABOVE WILL NOT CONSTITUTE VALID DELIVERY.

Subscription rights will be evidenced by a rights certificate registered in the name of the record holder. If your shares are held in “street name” through a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the subscription rights you own. Your broker, dealer, custodian bank or other nominee, as the record holder, will notify you of the Rights Offering. The record holder must exercise the subscription rights and send payment of the aggregate Subscription Price on your behalf.

Brokers, dealers, custodian banks and other nominee holders of subscription rights who exercise subscription rights on behalf of beneficial owners of subscription rights will be required to certify to the Subscription Agent and the Company as to the aggregate number of subscription rights that have been exercised by each beneficial owner of subscription rights (including such nominee itself) on whose behalf such nominee holder is acting.

2.	No Sale or Transfer of Subscription Rights.

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone.

3.	Execution.

(a)

Execution by Registered Holder. The signature on the Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Rights Certificate without any alteration or change whatsoever. Persons who sign the Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority to so act.

(b)

Execution by Person Other than Registered Holder. If the Rights Certificate is executed by a person other than the holder named on the face of the Rights Certificate, proper evidence of authority of the person executing the Rights Certificate must accompany the same unless, for good cause, the Subscription Agent dispenses with proof of authority.

(c)	Signature Guarantees. Your signature must be guaranteed by an eligible institution if you specify special delivery instructions.

4.	Method of Delivery.

The method of delivery of Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the subscription rights holder.

5.	Determinations Regarding the Exercise of Your Subscription Rights.

All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights will be determined by us. Our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within the time that we may determine. We may also, in our sole discretion, reject the attempt to exercise any subscription rights. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within the time that we determine. Neither we nor the Subscription Agent or the Information Agent will be under any duty to give notice of any defect or irregularity in connection with the submission of rights certificates.